Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES ANNUAL GENERAL MEETING DATE AND PARTICIPATION IN UPCOMING INVESTOR CONFERENCES

Toronto, Ontario – March 2, 2015 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE,TSX: BIN) today announced it will hold its annual general meeting of shareholders on Wednesday, May 13, 2015 in Toronto, Ontario. The record date is Tuesday, March 31, 2015. A live webcast of the annual general meeting can be accessed at www.progressivewaste.com in the Investor Relations section under Events & Presentations, on Wednesday, May 13, 2015, from approximately 10:00 a.m. (ET).

Progressive Waste Solutions also announced that executives of the Company currently plan to participate in the following investor conferences:

•	Wednesday, March 4, 2015 – Raymond James Institutional Investors Conference in Orlando, FL
•	Wednesday, May 6, 2015 – Houlihan Lokey Global Industrials Conference in New York, NY
•	Monday, June 1, 2015 – Stifel Investor Summit at WasteExpo in Las Vegas, NV

Webcasts, and when applicable, presentation slides, will be made available prior to the start of each conference at www.progressivewaste.com in the Investor Relations section under Presentations & Events.

About Progressive Waste Solutions Ltd.

As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Contact Information:
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com